OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LOCKEBRIDGE PARTNERS, INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 TRADECENTER, SUITE G-700
(No. and Street)

WOBURN	MA	01801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Beaton	(781) 676-2001	dbeaton@finopconsulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

3488 South U.S. Hwy 77	Giddings	TX	78942
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Waxler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lockebridge Partners, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Virginia County of Prince William, Virginia

The foregoing instrument was subscribed and sworn before me on 02/24/2025 by Scott Steven Waxler.

Signature: Scott Steven Waxler

Title: President

7966620

Notary Public

My commission expires: 04/30/2025

Azeen Azeem
REGISTRATION NUMBER
7966620
COMMISSION EXPIRES
April 30, 2025

COMMONWEALTH OF VIRGINIA · ELECTRONIC NOTARY PUBLIC

Electronic Notary Public

Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LOCKEBRIDGE PARTNERS, INC.

CONTENTS



Tuttle & Bond, PLLC
Certified Public Accountants

<h2 style="text-align:center">REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</h2>

To the Director and Shareholder of Lockebridge Partners, Inc.

<u>**Opinion on Financial Statements**</u>

We have audited the accompanying statement of financial condition of Lockebridge Partners, Inc. (the "Company") as of December 31, 2024, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

<u>**Basis for Opinion**</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Tuttle & Bond, PLLC

Giddings, Texas
February 4, 2025
We have served as the auditor for Lockebridge Partners, Inc. since 2020.



LockeBridge Partners, Inc.

Statement of Financial Condition

December 31, 2024

ASSETS

Cash	$	13,359
CRD Account		45
TOTAL ASSETS		**13,404**

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities

Accrued Expenses	3,361
Total Liabilities	**3,361**

Stockholder's Equity

Common Stock	20
$.01 par value, 2,000 shares authorized, issued and outstanding	
Additional Paid In Capital	212,985
Accumulated Deficit	-185,293
Net Income	-17,669
Total Stockholder's Equity	**10,043**

TOTAL LIABILITIES & EQUITY	$	**13,404**

The accompanying notes are an integral part of these financial statements

LOCKEBRIDGE PARTNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2024

1. **Nature of Operations**

   LockeBridge Partners, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the SIPC and the Financial Industry Regulatory Authority, Inc (FINRA). The Company engages in capital raising, brokering the sale and purchase of businesses and business consulting services.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation and Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Subsequent Events

   Management has evaluated subsequent events through January 30, 2025, which is the date these financial statements were available to be issued. There have been no material subsequent events that would require disclosure or would be required to be recognized in the financial statements as of February 1, 2024.

   Cash

   Cash includes cash held with a financial institution and with a central registration depository ("CRD") account with FINRA.

   Revenue Recognition

   The Company enters into contracts with customers calling for consulting fees and commissions to be paid according to specific payment terms, as defined. The Company, upon commencement of generating revenue, will recognize such revenue under ASC Topic 606, Revenue from Contracts with Customers. To determine the amount and timing of revenue recognition, the Company will (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Specifically, the Company recognizes revenue from retainers and engagement fees on a percent completion basis and contingent success-based fees are recognized upon payment. There were no customers in 2024 and so no revenue was recognized.

   Income Taxes

   The Company has elected to be treated as an S Corporation for both federal and state tax purposes whereby the stockholder reports all income and losses in his individual tax return. Accordingly, the accompanying financial statement reflects no provision for income taxes. The Company's income tax returns are subject to examination by taxing authorities, generally for three years after they were filed.

3. **Subordinated Liabilities**

   The Company did not have any subordinated liabilities at any time during the year ended December 31, 2024.

LOCKEBRIDGE PARTNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2024

4. **Net Capital Requirements**

    As a broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024 the Company had net capital of $9,998 which was $4,998 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1 as of December 31, 2024.

5. **Related Party Transactions**

    The Company is collocated with a sister entity, LockeBridge, LLC (the "LLC"). Under a Management Services Agreement ("MSA") dated March 1, 2023 the LLC provides certain services relating to the use of its facilities. These amounts are monthly and are subject to periodic review. During the year ended December 31, 2024 the Company paid $2,400 to the LLC classified as rental expense in the statement of operations.

6. **Guarantees, Contingencies and Commitments**

    The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments.

7. **The Accounting Standards Update (ASU) 2023-07**

    The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

    The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services, including merger & acquisitions. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment